UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

AMERICAN POWER GROUP
CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

395379 30 8

(CUSIP Number)

Spring Mountain Capital, LP

65 East 55th Street, 33rd Floor

New York, NY 10022

Tel.: (212) 292-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

J. Fraser Collin

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

January 14, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

1	NAME OF REPORTING PERSON SMC Select Co-Investment Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,962,950*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,962,950*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,962,950*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%**
14	TYPE OF REPORTING PERSON PN

*	Includes 1,296,284 shares of Common Stock, 3,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 3,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

2

1	NAME OF REPORTING PERSON SMC Reserve Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,365,513*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,365,513*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,365,513*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%**
14	TYPE OF REPORTING PERSON PN

*	Includes 698,847 shares of Common Stock, 5,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 5,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

3

1	NAME OF REPORTING PERSON SMC Reserve Fund II Offshore, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,841,377*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,841,377*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,841,377*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%**
14	TYPE OF REPORTING PERSON PN

*	Includes 174,711 shares of Common Stock, 1,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 1,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

4

1	NAME OF REPORTING PERSON SMC Employees Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,095,393*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,095,393*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,095,393*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%**
14	TYPE OF REPORTING PERSON PN

*	Includes 635,577 shares of Common Stock, 1,633,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 2,596,575 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 4,229,908 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

5

1	NAME OF REPORTING PERSON SMC Select Co-Investment I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,850,603*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,850,603*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,850,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%**
14	TYPE OF REPORTING PERSON OO

*	Includes 1,183,937 shares of Common Stock, 3,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 3,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as the general partner of SMC Select Co-Investment Fund I, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

6

1	NAME OF REPORTING PERSON SMC Private Equity Holdings G.P., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14	TYPE OF REPORTING PERSON OO

*	Includes 1,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

7

1	NAME OF REPORTING PERSON SMC Private Equity Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14	TYPE OF REPORTING PERSON PN

*	Includes 1,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

8

1	NAME OF REPORTING PERSON Spring Mountain Capital G.P., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,669,840*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,669,840*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,669,840*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8%**
14	TYPE OF REPORTING PERSON OO

*	Includes 2,169,842 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as the managing member of SMC Select Co-Investment I GP, LLC and SMC Private Equity Holdings G.P., LLC, and the general partner of SMC Reserve Fund II, LP and SMC Reserve Fund II Offshore, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

9

1	NAME OF REPORTING PERSON Spring Mountain Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,669,840*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,669,840*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,669,840*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8%**
14	TYPE OF REPORTING PERSON PN

*	Includes 2,169,842 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as investment manager of SMC Reserve Fund II, LP, SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II Offshore, LP and SMC Private Equity Holdings, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

10

1	NAME OF REPORTING PERSON Spring Mountain Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,669,840*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,669,840*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,669,840*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8%**
14	TYPE OF REPORTING PERSON OO

*	Includes 2,169,842 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as general partner of Spring Mountain Capital, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

11

1	NAME OF REPORTING PERSON John L. Steffens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,785,233*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,785,233*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,785,233*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5%**
14	TYPE OF REPORTING PERSON IN

*	Includes 2,825,419 shares of Common Stock, 11,633,332 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 2,596,575 shares of Common Stock issuable upon conversion of Series C Preferred Stock beneficially owned by the Reporting Person, and 15,729,907 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because he acts as Managing Member of Spring Mountain Capital G.P., LLC and Spring Mountain Capital, LLC, and is a partner of SMC Employees Partnership. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

12

1	NAME OF REPORTING PERSON Gregory P. Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,785,233*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,785,233*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,785,233*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5%**
14	TYPE OF REPORTING PERSON IN

*	Includes 2,825,419 shares of Common Stock, 11,633,332 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person, 2,596,575 shares of Common Stock issuable upon conversion of Series C Preferred Stock beneficially owned by the Reporting Person, and 15,729,907 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because he acts as Managing Member of Spring Mountain Capital G.P., LLC and Spring Mountain Capital, LLC, and is a partner of SMC Employees Partnership. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

**	The percentage was calculated based on 55,287,349 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-K for the fiscal year ended September 30, 2015.

13

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed on behalf of SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP, SMC Reserve Fund II Offshore, LP, SMC Employees Partnership, SMC Select Co-Investment I GP, LLC, SMC Private Equity Holdings G.P., LLC, SMC Private Equity Holdings, L.P., Spring Mountain Capital G.P., LLC, Spring Mountain Capital, LP, Spring Mountain Capital, LLC and Messrs. John L. Steffens and Gregory P. Ho and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2012, as amended by Amendment No. 1 thereto, as filed with the SEC on April 12, 2013, and by Amendment No. 2 thereto, as filed with the SEC on January 8, 2015, as amended by Amendment No. 3 thereto, as filed with the SEC on September 4, 2015 and as amended by Amendment No. 4 thereto, as filed with the SEC on November 2, 2015 (as amended, the “Schedule 13D”), with respect to shares of common stock, par value $0.01 per share (“Common Stock”) of American Power Group Corporation (the “Company”) and to correct certain clerical errors included in the percentage of beneficial ownership of the Reporting Persons included in Amendment No. 4.

Unless otherwise indicated in this Amendment No. 5, each capitalized term used but not otherwise defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D.

The Agreement among the Reporting Persons to file jointly is attached as Exhibit 1 to the Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being beneficially owned by it.

SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

The Reporting Persons have received, and certain of the Reporting Persons continue to receive, quarterly payment in kind dividends in the form of Common Stock received on the shares of 10% Convertible Preferred Stock held by such Reporting Person.

Item 4. Purpose of the Transaction

The information in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

Payment in Kind Dividend Payments

At the end of each fiscal quarter following the Closing Date, the Reporting Persons have received payment in kind dividends on each share of 10% Convertible Preferred Stock held by the Reporting Persons in the form of shares of Common Stock.

14

Item 5. Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) SMC Co-Investment and SMC Co-Investment GP, by virtue of its direct ownership and control of SMC Co-Investment by acting as its general partner, are the beneficial owners of 7,962,950 shares of Common Stock (including 1,183,937 shares of Common Stock, 3,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Co-Investment and SMC Co-Investment GP and 3,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Co-Investment and SMC Co-Investment GP).

SMC Reserve II is the beneficial owner of 11,365,513 shares of Common Stock (including 698,847 shares of Common Stock, 5,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Reserve II and 5,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Reserve II).

SMC Reserve II Offshore is the beneficial owner of 2,841,377 shares of Common Stock (including 174,711 shares of Common Stock, 1,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Reserve II Offshore, and 1,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Reserve II Offshore).

SMC EP is the beneficial owner of 9,095,393 shares of Common Stock (including 635,577 shares of Common Stock, 1,633,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC EP, 2,596,575 shares of Common Stock issuable upon conversion of Series C Preferred Stock beneficially owned by SMC EP, and 4,229,908 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC EP).

SMC Holdings LP is the beneficial owner of 1,500,000 shares of Common Stock (consisting of 1,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Holdings LP).

SMC Holdings GP, by virtue of its direct ownership and control of SMC Holdings LP by acting as its general partner, is the beneficial owner of 1,500,000 shares of Common Stock (including 1,500,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Holdings LP).

Spring Mountain GP, by virtue of its, (1) direct ownership and control of SMC Reserve II and SMC Reserve II Offshore by acting as their general partner, and (2) indirect ownership and control of (A) SMC Co-Investment by acting as the managing member of SMC Co-Investment GP and (B) SMC Holdings LP by acting as the managing member of SMC Holdings GP, is the beneficial owner of 23,669,840 shares of Common Stock (including 2,169,842 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Spring Mountain GP and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Spring Mountain GP).

SMC LP, by virtue of acting as investment manager of SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC Holdings LP, is the beneficial owner of 23,669,840 shares of Common Stock (including 2,169,842 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Spring Mountain GP and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Spring Mountain GP).

SMC LLC, by virtue of its direct ownership and control of SMC LP by acting as its general partner, is the beneficial owner of 23,669,840 shares of Common Stock (including 2,169,842 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Spring Mountain GP and 11,499,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Spring Mountain GP).

Each of Messrs. John L. Steffens and Gregory P. Ho by virtue of acting as Managing Member of Spring Mountain GP and SMC LLC and as partner of SMC EP, is the beneficial owner of 32,785,233 shares of Common Stock (including 2,825,419 shares of Common Stock, 11,633,332 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by each of the respective SMC Purchasers, 2,596,575 shares of Common Stock issuable upon conversion of Series C Preferred Stock beneficially owned by SMC EP, and 15,729,907 shares of Common Stock issuable upon exercise of Warrants beneficially owned by each of the respective SMC Purchasers and SMC Holdings LP).

15

Each of SMC Co-Investment GP, SMC Holdings GP, Spring Mountain GP, SMC LP, SMC LLC and Messrs. John L. Steffens and Gregory P. Ho disclaim beneficial ownership of the securities owned by SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore, SMC EP and SMC Holdings LP, except to the extent of any pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the Warrants in which the Spring Mountain Reporting Persons have beneficial ownership.

(b) See Item 5(a).

(c) See Item 4.

(d) Not applicable.

(e) Not applicable.

16

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 27, 2016	By:	/s/ John L. Steffens
John L. Steffens

Date: January 27, 2016	By:	/s/ Gregory P. Ho
Gregory P. Ho

Date: January 27, 2016	SMC SELECT CO-INVESTMENT FUND I, LP

	By:	SMC Select Co-Investment I GP, LLC, General Partner

	By:	Spring Mountain Capital G.P., LLC, Member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: January 27, 2016	SMC RESERVE FUND II, LP

	By:	Spring Mountain Capital G.P., LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: January 27, 2016	SMC RESERVE FUND II OFFSHORE, LP

	By:	Spring Mountain Capital G.P., LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: January 27, 2016	SMC EMPLOYEE PARTNERSHIP

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Authorized Signatory

Date: January 27, 2016	SMC SELECT CO-INVESTMENT I GP, LLC

	By:	Spring Mountain Capital G.P., LLC, Member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: January 27, 2016	SMC Private Equity Holdings G.P., LLC

	By:	Spring Mountain Capital G.P., LLC, its managing member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: January 27, 2016	SMC PRIVATE EQUITY HOLDINGS, LP

	By:	SMC Private Equity Holdings G.P., LLC, its general partner

	By:	Spring Mountain Capital G.P., LLC, its managing member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Authorized Signatory

Date: January 27, 2016	SPRING MOUNTAIN CAPITAL G.P., LLC

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

17

Date: January 27, 2016	SPRING MOUNTAIN CAPITAL, LP

	By:	Spring Mountain Capital, LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: January 27, 2016	SPRING MOUNTAIN CAPITAL, LLC

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

18